Exhibit 99.2

 Q3 2025PRESENTATION  November 06, 2025

 Forward Looking Statement  This announcement and related discussions include forward looking statements made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely", "aim", "plan", "guidance" and similar expressions and include statements regarding industry trends and market outlook, supply/demand expectations, statements about expected activity and state of the market and expectations of a rebound in the near to medium term, expected activity levels in the jack-up rig and oil industry, contract revenue backlog and potential contract revenue, contracts and contract commitments, contract start dates and rates, options, contract commitments, LOIs and LOAs, contract coverage, potential revenue, including rates that may be achieved, guidance on results of operations including expected 2025 Adjusted EBITDA, expected trends in dayrates, market conditions, statements about the global jack-up fleet, including the number of rigs contracted and available and expected to be available and expected trends in the global fleet including expected new deliveries and the number of rigs under construction and expectations as to when such rigs will join the global fleet, statements about the expected normalizing of payment of receivables to us from our Mexico operations, and statements made under “Market” and "Risk and uncertainties" above, and other non-historical statements. These forward-looking statements are based upon current expectations and various assumptions, which are, by their nature, uncertain and are subject to significant known and unknown risks, contingencies and other important factors which are difficult or impossible to predict and are beyond our control. Such risks, uncertainties, contingencies and other factors could cause our actual results, level of activity, performance, financial results or position, liquidity or achievements to differ materially from those expressed or implied by these forward-looking statements, including risks relating to our industry and industry conditions, business, the risk that our actual results of operations in current or future periods differ materially from expected results or guidance discussed herein, the actual timing of payments to us and the risk of delays in payments or receivables to our JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, the risk of customers becoming subject to sanctions, risks relating to geopolitical events and inflation, risks relating to global economic uncertainty and energy commodity prices, risks relating to contracting, including our ability to convert commitments, LOIs and LOAs into contracts, the risk of contract suspension or termination, the risk that options will not be exercised, the risk that contract revenue backlog and potential contract revenue will not materialize as expected, risks relating to the operations of our rigs and ability to achieve expected dates of operation and delivery of rigs and contract commencement dates, risks relating to dayrates and duration of contracts and the terms of contracts and the risk that we may not enter into contracts or that contracts are not performed as expected, risks relating to contracting our most recently delivered rigs and other available rigs, risks relating to market trends, including tender activity, risks relating to customer demand and contracting activity and suspension or termination of operations, including as a result of customers becoming subject to sanctions, risks relating to our liquidity and cash flows, risks relating to our indebtedness including risks relating to our ability to repay or refinance our debt at maturity, including our secured notes maturing in 2028 and 2030, our convertible bonds due 2028, and debt under our revolving credit facilities and risks relating to our other payment obligations on these debt instruments including interest, amortization and cash sweeps, risks relating to our ability to comply with covenants under our revolving credit facilities and other debt instruments and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to pay cash distributions and repurchase shares including the risk that we may not have available liquidity or distributable reserves or the ability under our debt instruments to pay such cash distributions or repurchase shares and the risk that we may not complete our share repurchase program in full, and risks relating to the amount and timing of any cash distributions we declare, risks relating to future financings including the risk that future financings may not be completed when required and risks relating to the terms of any refinancing, including risks related to dilution from any future offering of shares or convertible bonds, risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from physical climate-change related to changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for oil and gas, risk relating to military actions including in Ukraine and the Middle East and their impact on our business and industry, and other risks factors set forth under “Risk Factors” in our most recent annual report on Form 20-F and other filings with and submissions to the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no (and expressly disclaim any) obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.  Non-GAAP Financial Measures  The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as presented above represents our periodic net income/(loss) adjusted for: depreciation of non-current assets, (loss)/income) from equity method investments, total financial expense net and income tax expense. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance. For a reconciliation of Adjusted EBITDA to Net income/(loss), please see the last page of this report.  The Company provides guidance on expected Adjusted EBITDA, which is a non-GAAP financial measure. Management evaluates the Company's financial performance in part based on the basis of actual and expected Adjusted EBITDA, which management believes enhances investors' understanding of the Company's overall financial performance by providing them with an additional meaningful relevant comparison of current and anticipated future results across periods. Due to the forward-looking nature of Adjusted EBITDA, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measure. Accordingly, the Company is unable to present a quantitative reconciliation of such forward looking non-GAAP financial measure to the most directly comparable forward-looking GAAP financial measure without unreasonable effort. The Company disclaims any current intention to update such guidance, except as required by law

 Q3 2025 Company Overview and Highlights  1 Adj. EBITDA margin is calculated by Adjusted EBITDA divided by Total Operating Revenues  2 Liquidity comprises $227.8M cash and cash equivalents and $234.0M RCF capacity as of Q3 2025  3 Full year 2025 contract coverage includes ~5.5% coverage related to suspension periods in Mexico  3  International Footprint and Diversified Portfolio  Sustaining healthy  adjusted EBITDA  Adj. EBITDA  $135.6M  Adj. EBITDA Margin1  48.9%  2025 Coverage  Contract Coverage385%  Average Dayrate  $145k  Solid liquidity and continued deleveraging  Liquidity2  $461.8M  Debt Amortization  $135M   Per Annum  Youngest Fleet with Global Footprint  Currently  23  Active Rigs  Fleet  24  Modern Rigs  Highlights  Asia  Contracted  23  Middle East  Africa  5  1  North Sea  Mexico  Available  1  SouthAmerica  1  3  7  1  6

 Key Financials Q3 2025  In $ million   Q3 2025  Q2 2025  Change ($)  Change (%)  Total operating revenues  277.1  267.7  9.4  3.5%  Total operating expenses  (178.9)  (171.2)  (7.7)  4.5%  Operating income  98.0  96.5  1.5  1.6%  Net income / (Loss)  27.8  35.1  (7.3)  (20.8%)  Adjusted EBITDA  135.6  133.2  2.4  1.8%  Cash and cash equivalents  227.8  92.4  135.4  146.5%  Total assets  3,522.0  3,351.7  170.3  5.1%  Total liabilities  2,381.9  2,339.1  42.8  1.8%  Total equity  1,140.1  1012.6  127.5  12.6%  Quarterly Revenue progression ($M)  Quarterly Adjusted EBITDA progression ($M)  Q4 2023  Q1 2024  Q2 2024  Q3 2024  Q4 2024  Q1 2025  Q2 2025  Q3 2025  220.6  234.0  11.7  271.9  12.1  241.6  263.1  7.6  6.8  216.6  8.9  267.7  9.4  277.1  Q4 2023  Q1 2024  Q2 2024  Q3 2024  Q4 2024  Q1 2025  Q2 2025  Q3 2025  Related Party and BBC Revenue  Management contract revenue  Dayrate Revenues

 1 New mutual contracts, LOIs and LOAs including mobilization and demobilization revenues (includes bareboat charter contracts adjusted to a gross dayrate-equivalent basis)  2 Average dayrate is derived from Backlog Revenue divided by number of contracted days  5  Fleet Overview  22  New Commitments  $625M  Added Backlog Revenue  $130k  Avg Dayrate2  4,820+  Backlog Days  2025 YTD   Contracting  Statistics1

 Delivering strong coverage at healthy rates  Contract Coverage1 (%)  Source: Company data  1 Coverage % represented by the number of contracted days divided by the total days available on a full year basis; includes ~5.5% coverage related to suspension periods in Mexico in 2025  2 Includes priced options  6  First half of 2026 nearly 80% covered  Premium fleet and strong customer relationships driving robust utilization  Line of sight for additional H1 coverage  Constructive outlook for second half of 2026 and beyond  Key markets showing signs of improvement, incremental demand materializing  Expanding customer base in new markets  79% coverage  @ 139k/d  44% coverage  @ 154k/d

 Utilization steady, upside catalyst forming  Source: Petrodata by S&P Global and Company data  7  Marketed Utilization  Rig attrition continues  Isolated retirements persist, continued potential for larger retirements on the back of industry consolidation  Modern jack-up demand proving resilient  Utilization has held near 90% despite considerable headwinds   Middle East demand materializing   Aramco suspended units resuming activity; incremental demand visible in the region  Room for continued growth in West Africa  Activity levels in West Africa still lag past cycles, additional upside potential

 8  In Conclusion  Successfully navigating near term volatility; full year 2025 Adj. EBITDA between $455m - $470m     1  Modern jack-up demand has remained resilient; demand inflection materializing in key markets     2  Borr Drilling platform well positioned to benefit from market inflection      3

 Appendix

 ADJUSTED EBITDA RECONCILIATION  10  (in US$ millions)  Q3 2025  Q2 2025  Net income / (loss)  27.8  35.1  Depreciation of non-current assets  37.6  36.7  Loss from equity method investments  0.3  0.2  Total financial expense, net  58.6  56.4  Income tax expense  11.3  4.8  Adjusted EBITDA  135.6  133.2  Non-GAAP Financial Measures  The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as presented above represents our periodic net income/(loss) adjusted for: depreciation and impairment of non-current assets, other non-operating income; (income)/loss from equity method investments, total financial (income) expense net and income tax expense. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance.   The Company provides guidance on expected Adjusted EBITDA, which is a non-GAAP financial measure. Management evaluates the Company's financial performance in part based on the basis of actual and expected Adjusted EBITDA, which management believes enhances investors' understanding of the Company's overall financial performance by providing them with an additional meaningful relevant comparison of current and anticipated future results across periods. Due to the forward-looking nature of Adjusted EBITDA for FY 2025, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measure. Accordingly, the Company is unable to present a quantitative reconciliation of such forward looking non-GAAP financial measure to the most directly comparable forward-looking GAAP financial measure without unreasonable effort. The Company disclaims any current intention to update such guidance, except as required by law

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